Filed Pursuant to Rule 433

Registration Statement No. 333-186166

Pricing Term Sheet

Dated January 24, 2013

First American Financial Corporation

Pricing Term Sheet

Issuer:	First American Financial Corporation

Security Description:	4.30% Senior Notes due 2023

Ratings (Moody’s / Fitch)*:	Baa3 / BBB-

Size:	$250,000,000

Trade Date:	January 24, 2013

Settlement Date:	January 29, 2013 (T+3)

Maturity:	February 1, 2023

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2013

Coupon:	4.30%

Price to Public:	99.638% of principal amount

Benchmark Treasury:	1.625% due November 15, 2022

Benchmark Treasury Price / Yield:	98-01 / 1.845%

Spread to Benchmark Treasury:	T+250 basis points

Yield to Maturity:	4.345%

Optional Redemption:	Make-whole call at any time @ T+37.5 basis points

CUSIP / ISIN:	31847R AE2 / US31847RAE27

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or calling Wells Fargo Securities, LLC toll-free at (800) 326-5897 or emailing cmclientsupport@wellsfargo.com.